UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2006

Commission File Number 001-32570

Entrée Gold Inc.

(Translation of registrant's name into English)

Suite 1201 - 1166 Alberni Street, Vancouver, BC V6E 3Z3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [ ]     Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes [ ]     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

Entrée Welcomes US$1.5 Billion Investment by Rio Tinto in Ivanhoe Mines –

“A Major Vote of Confidence in Oyu Tolgoi and Mongolia”

Vancouver, B.C., Thursday, October 19, 2006 - Entrée Gold Inc. (TSX: ETG; AMEX: EGI; Frankfurt: EKA – “Entrée” or the “Company”) welcomes the announcements made yesterday by Rio Tinto (NYSE: RTP; LSX: RIO; ASX: RIO – “Rio Tinto”) and Ivanhoe Mines Ltd. (TSX: IVN, NYSE: IVN; NASDAQ: IVN– “Ivanhoe”). Rio Tinto has agreed to invest up to US$1.5 billion to acquire up to a 33.35% equity interest in Ivanhoe for the purpose of funding the joint development of the Oyu Tolgoi copper-gold project in Mongolia.

Entrée Comment

Entrée President and CEO, Greg Crowe, stated: “This is a major vote of confidence by one of the world’s pre-eminent mining companies in both the Oyu Tolgoi project and in Mongolia. Ivanhoe now has a strategic partner with sufficient capital resources to take the world’s richest porphyry copper-gold project to production.”

Mr. Crowe continued: “The development of Oyu Tolgoi will have a profound impact on Entrée. The extension to the rich Hugo Dummett ore body has been drilled to the inferred resource status over a strike distance of 625 meters north onto Entrée’s ground and drilling results suggest the further extension of the deposit to at least 1,300 meters north of the property boundary (see Entrée’s News Release of February 1, 2006). The initial inferred resource is estimated to contain approximately 6.6 billion pounds of copper and over 3.2 million ounces of gold and defines some of the richest mineralization intersected to date at Oyu Tolgoi.”

Ivanhoe and Rio Tinto are the largest shareholders of Entrée, holding approximately 15% and 9% of Entrée’s issued shares respectively. They have the option to increase their positions to approximately 16% each by exercising warrants at C$2.75 per share and C$3.00 per share.

Mongolian Government Investment Agreement

In its news release, Rio Tinto reported that it intended to join Ivanhoe in negotiations with the Mongolian government for a long-term investment agreement. Such an agreement would provide the basis for the financing and development of Oyu Tolgoi. The Mongolian Government appointed a “working group” in September to work with Ivanhoe for the preparation of an agreement for submission to the Mongolian government’s cabinet.

Entrée Independent Exploration

Entrée continues exploration of its 100% owned Lookout Hill property, with three drills operating to the west of Oyu Tolgoi. Ivanhoe currently has one drill on Entrée’s ground to the north of Entrée’s Copper Flats resource area. Drilling at the Manlai project, for which Rio Tinto holds a first right of refusal, is nearing completion for this exploration season.

ABOUT ENTRÉE GOLD INC.

Entrée Gold Inc. (www.entreegold.com) is a Canadian mineral exploration company focused on gold and copper prospects. The Company is a large landholder in Mongolia and has recently acquired an early stage copper porphyry project in Arizona, USA.

Entrée holds a 100% interest in mineral concessions comprising the 179,590 hectare Lookout Hill (Shivee Tolgoi) property, which completely surrounds the 8,500 hectare, Turquoise Hill (Oyu Tolgoi) project of Ivanhoe Mines Ltd. (“Ivanhoe”).

Under an “Earn-In Agreement” announced in October 2004, Ivanhoe has the right to earn an interest in approximately 40,000 hectares of Entrée’s Lookout Hill property. Details of the Earn-In Agreement are available on Entrée’s website at www.entreegold.com and on SEDAR at www.sedar.com. Drilling conducted by Ivanhoe as part of the Earn-In Agreement has confirmed the extension of the Hugo North Deposit onto Lookout Hill. An initial inferred resource was estimated at 190,160,000 tonnes (calculated using a 0.6% copper equivalent cut-off), averaging 1.91% copper equivalent, containing over 6.5 billion pounds of copper and 3.2 million ounces of gold (see Entrée’s news release of February 1, 2006).

Significant investments by Rio Tinto plc and Ivanhoe have contributed to Entrée’s treasury, which currently exceeds CDN$17 million. Entrée plans to use these funds to explore its wholly-owned projects in Mongolia and Arizona, and acquire and explore new projects globally.

Entrée is listed for trading on the TSX under the symbol “ETG”, on the AMEX under the symbol “EGI” and on the Frankfurt Stock Exchange under the symbol “EKA”.

FURTHER INFORMATION

Primoris Group

Tel: 866-368-7330

Email: ETG@primorisgroup.com

or

Monica Hamm, Investor Relations

Entrée Gold Inc.

Tel: 604-687-4777

Website: www.entreegold.com

The TSX does not accept responsibility for the adequacy or accuracy of this release.

This News Release contains forward-looking statements. Forward-looking statements are statements which relate to future events. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein. Except as required by applicable law, including the securities laws of the United States, the Company does not intend to update any of the forward-looking statements to conform these statements to actual results. Readers are referred to the sections entitled “Risk Factors” in the Company’s periodic filings with the British Columbia Securities Commission, which can be viewed at www.SEDAR.com, and with the United States Securities and Exchange Commission, which can be viewed at www.SEC.gov.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENTRÉE GOLD INC. (Registrant)
Date October 19, 2006
By: /s/ Mona Forster Mona Forster, Corporate Secretary